UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ) no. 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Company”) calls the Shareholders to meet at the Extraordinary General Meeting, to be held on June 17, 2008, at 10:00 a.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, in the city of Rio de Janeiro, state of Rio de Janeiro, to resolve on the following Agenda:

(i) Amendment to the caput of article 13 of the Bylaws, aiming to increase the maximum number of members of the Company’s Board of Directors, from 11 to 13 members: “Article 13 - The Board of Directors will be composed of up to thirteen (13) members and equal number of alternate members, all shareholders, with the denomination of Board members, elected by the General Meeting and dismissible by it at any time, with a term of office of three (3) years. Reelection is allowed.”

(ii) Election of members of the Board of Directors and respective alternate members, pursuant to article 141 paragraph 3 of Law no. 6,404 as of 12/15/1976, in complementation to the term of office.

(iii) Election, by the controlling shareholders of one (1) sitting member and one (1) alternate member to integrate the Company’s Fiscal Council, in complementation to the term of office, due to the resignation of the occupants.

GENERAL INSTRUCTIONS:

1. The instatement of the Extraordinary General Meeting will occur upon the attendance of Shareholders who represent two thirds, at least, of the voting capital, as set forth by article 135 of Law no. 6,404 as of 12/15/1976.

2. The shareholder who wishes to be represented by an attorney-in-fact shall deposit the respective power of attorney, with special powers, jointly with a copy of the corporate acts and/or documents proving the representation of the shareholder, when a legal entity, at Rua do Passeio, 56, 16º andar, Centro, Rio de Janeiro, RJ, care of the Legal Department, from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., in up to two (2) days before the Meeting.

3. The shareholders representing more than 5% of the voting capital, pursuant to the provisions in CVM Instruction no. 165 as of 12.11.1991, amended by CVM Instruction no. 282, as of 06.26.1998, may require the adoption of the multiple vote, by means of a printed correspondence to be delivered at Rua do Passeio, 56, 16º andar, Centro, Rio de Janeiro, RJ, care of the Legal Department, up to forty eight (48) hours before the Meeting.

4. The Shareholder participating in the Fungible Custody of Registered Shares of the Stock Exchanges who whishes to participate in the Meeting shall present a statement issued in up to two (2) business days before the Meeting, with the respective equity interest, provided by the custodian body.

Rio de Janeiro, May 30, 2008.

Otávio Marques de Azevedo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.